Exhibit (a)(5)(B)

STEEL PARTNERS HOLDINGS L.P. ANNOUNCES EXTENSION OF PREVIOUSLY ANNOUNCED DUTCH AUCTION TENDER OFFER

NEW YORK—May 3, 2022—Steel Partners Holdings L.P. (NYSE: SPLP) (“SPLP” or “the Company”), a global diversified holding company, through its wholly owned subsidiary Steel Excel, Inc. (“Steel Excel”) today announced that it has extended the expiration date of its previously announced modified “Dutch Auction” tender offer (the “Offer”) to purchase for cash up to $100 million in value of its common units, no par value, at a price per unit of not less than $40.00 nor greater than $42.00 per unit.

The Offer was previously scheduled to expire at Midnight (at the end of the Day), Eastern Time, on May 6, 2022, and has been extended to expire at 5:00 P.M. Eastern Time on May 13, 2022, unless further extended or withdrawn. The extension is intended to allow unitholders additional time to review the Company’s first quarter results, which are expected to be announced on May 5, 2022.

As of 5:00 PM Eastern Time on May 2, 2022, no common units have been validly tendered and not withdrawn. Unitholders who have validly tendered and not withdrawn their units do not need to re-tender their units or take any other action in response to the extension of the Offer.

Other than this extension, the terms and conditions of the Offer have not changed. Full details of the terms and conditions of the Offer are included in the Company’s Offer to Purchase and in the Letter of Transmittal relating to the Offer that have been previously distributed to unitholders and filed with the SEC. MacKenzie Partners, Inc., is serving as information agent for the Offer. Unitholders with questions, or who would like to receive additional copies of the Offer documents, may call MacKenzie Partners, Inc. at (800) 322-2885.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS OR CONSENTS WITH RESPECT TO, THE UNITS OF SPLP. NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL. THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS. NONE OF SPLP, ITS BOARD OF DIRECTORS, OFFICERS OR EMPLOYEES, AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC OR MACKENZIE PARTNERS, INC. IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT UNITHOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR UNITS IN THE OFFER, OR AS TO THE PRICE OR PRICES AT WHICH UNITHOLDERS MAY CHOOSE TO TENDER ANY OF THEIR UNITS. UNITHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR UNITS.

About Steel Partners Holdings L.P.

Steel Partners Holdings L.P. (www.steelpartners.com) is a diversified global holding company that owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking and youth sports.

Forward-Looking Statements

Certain information in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated. Such forward-looking statements are not guarantees of future performance and are subject to various factors that could cause actual results to differ materially. Undue reliance should not be placed on such forward-looking statements. Steel Partners Holdings undertakes no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Additionally, Steel Partners Holdings does not undertake any responsibility to provide updates on the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.